Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
110 Yonge Street
Suite 1601
Toronto, Ontario
M5C 1T4 CANADA

Item 2	Date of Material Change

January 29, 2013

Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on January 29, 2013.

Item 4	Summary of Material Change

AuRico Gold Announced the Completion of US$300 Million Substantial Issuer Bid

Item 5	Full Description of Material Change

AuRico Gold Inc. has taken up and paid for 36,144,578 common shares ("Shares") at a price of US$8.30 per Share (the "Purchase Price") under the Company's "modified Dutch auction" substantial issuer bid to purchase for cancellation up to US$300,000,000 of its Shares (the "Offer").

The Shares purchased represent approximately 12.8% of the Shares outstanding on an undiluted basis as of January 23, 2013 (the expiry date of the Offer). After giving effect to the purchase, as of that date, AuRico had 246,395,391 Shares issued and outstanding on an undiluted basis.

Shareholders that validly tendered at the Purchase Price had approximately 34.3% of their tendered Shares purchased by AuRico, except that "odd lot" tenders (of fewer than 100 Shares) at the Purchase Price were not subject to pro-ration.

In accordance with the terms of the Offer, Shares tendered under an auction tender at a price higher than the Purchase Price were not purchased. Any Shares not purchased under the Offer, including Shares tendered at prices higher than the Purchase Price or invalidly deposited, will be returned to shareholders promptly by Computershare Investor Services Inc. (the "Depositary"), as depositary for the Offer.

Payment and settlement of the purchased Shares will be effected to registered shareholders by the Depositary on or about January 31, 2013 in accordance with the settlement procedures described in the Offer.

RBC Dominion Securities Inc. and, RBC Capital Markets, LLC acted as dealer managers in connection with the Offer in Canada and the United States, respectively, and as financial advisor to AuRico.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Trent Mell
Executive Vice President, Corporate Affairs
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

January 30, 2013